

By Electronic Mail

October 4, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Precidian ETFs Trust
        Issuer CIK: 0001499655
        Issuer File Number: 333-171987/ 811-22524
        Form Type: 8-A12B
        Filing Date: October 4, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 20, 2024, from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- AstraZeneca PLC ADRhedged (AZNH)
- HSBC Holdings plc ADRhedged (HSBH)
- Shell plc ADRhedged (SHEH)

In order to facilitate timely listing, the Exchange requests acceleration of registration of this security under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 205-4370. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications

8050 Marshall Drive, Suite 120   ›   Lenexa, KS 66214   ›   cboe.com